[COMPANY LETTERHEAD]

October 5, 2011

Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:       Premier Financial Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 29, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011 Filed August 15, 2011
File No. 0-20908

Dear Mr. Webb:

We are in receipt of your letter dated September 21, 2011 providing comments on the referenced filings for Premier Financial Bancorp, Inc. (the “Company”).  The Company’s responses are set forth below and are keyed to the staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 13. Certain Relationships and Related Transactions, And Director Independence, page 168 Certain Relationships and Related Transactions, page 26 of definitive proxy statement on Schedule 14A

1.
It is not clear from your disclosure whether there are currently outstanding loans to related persons above the threshold amount. If yes, please revise your disclosure in future filings to so indicate. Also, in that case, revise your disclosure to include, if accurate, all three representations found in Instruction 4(c) to Item 404(a) of Regulation S-K, including the statement that such loans were made "on substantially the same terms ... as those of comparable transactions prevailing at the time with other persons not related to [the lender]."

The Company will clarify its disclosures related to outstanding loans to related persons to comply with the previous staff comment in all future Form 10-K and Schedule 14A filings to include the following:

{H0702517.1 }

Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
October 5, 2011

“During 2011, the Company’s subsidiary banks have had, and expect to have in the future, to the extent permitted by applicable federal and state banking laws, lending transactions with certain of the directors and officers of the Company and its subsidiaries and their affiliates and associates.  The transactions, which at times involved loans in excess of $120,000, were in the ordinary course of business, were made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with persons not related to the Company or its subsidiaries, and did not involve more than the normal risk of collectability or present other unfavorable features.  The Company’s subsidiary banks are subject to federal laws and regulations governing loans to officers and directors.  In addition, the Company’s banking subsidiaries have engaged, and in the future may engage, in transactions with such persons and their affiliates and associates as the depositary of funds, transfer agent, registrar, fiduciary and provider of other similar services.”

Exhibits 31.1 and 31.2

2.
In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. For example, please delete from the first line the title of the certifying individual.

The Company will comply with previous staff comment in all future filings to ensure that certifications are in the exact form as set forth in Regulation S-K Item 601(b)(31), particularly by deleting from the identifying information the title of the certifying individual.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Financial Statements

Note 3 - Loans, page 13

3.
We note your tabular presentation on page 17 showing the balance of the allowance for loan losses and the recorded investment by impairment method for those collectively evaluated and individually evaluated. However, we did not see this disclosure for loans acquired with deteriorated credit quality. Please provide us and revise future filings to include this disclosure, in accordance with ASC 310-10-50-11B(g) and (h).

In its tabular disclosures regarding loans by impairment method on page 17 of the Company’s June 30, 2011 Form 10-Q, any loans acquired with deteriorated credit quality were not separately disclosed as the remaining balance of the entire group of loans acquired were still accounted for as non-accrual loans as of the balance sheet date.  Other than any residential real estate secured loans which were evaluated collectively for impairment, the remaining group of loans acquired with deteriorated credit quality were individually evaluated for impairment because the Company has not been able to reasonably estimate the timing of cash flows expected to be collected on these loans.  Therefore the loans are still accounted for using the cost recovery method of income recognition.  Management was concerned that separately disclosing the purchased loans may lead the reader to conclude that these acquired loans with deteriorated credit quality were now performing and generating interest income.

{H0702517.1 }

Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
October 5, 2011

The Company proposes to prospectively expand its disclosures regarding loans acquired with deteriorated credit quality in all future filings beginning with the Form 10-Q for the period ending September 30, 2011.  The proposed expanded disclosures will include a separate subsection within the Loan Footnote to address “Purchased Loans”.  In this subsection, a detail of the loans acquired with deteriorated credit remaining in the loan portfolio will be presented for each balance sheet date.  To address our concerns that a reader may conclude that these loans are now performing and generating interest income, we will include a paragraph indicating that these loans are still accounted for using the cost recovery method of income recognition, that these loans are still included in the total of non-accrual loans and that no accretable yield has been determined because the Company cannot reasonably estimate the cash flows expected to be collected on these loans.  If, in the future, cash flows from the borrower(s) can be reasonably estimated, a portion of the purchase discount would be allocated to an accretable yield adjustment and the footnote disclosures will be expanded to include a progression of the remaining accretable yield.  An example of this subsection is included on page 6 of the attached revised June 30, 2011 Note 3 for Loans.

We also propose to expand the presentation of the allowance for loan losses and the recorded investment in loans by portfolio segment and impairment method to separately present the remaining balance of loans acquired with deteriorated credit quality and any related allowance from the existing standard disclosures of individually impaired or collectively impaired.  An example of this presentation as of June 30, 2011 and December 31, 2010 balance sheet dates is included on page 6 of the attached revised June 30, 2011 Note 3 for Loans.

Please see the attached revised June 30, 2011 Note 3 for Loans, presented as an example of how the Company plans to present the current and expanded disclosures in future filings.  For your convenience, to accentuate the proposed changes, we have shaded the portions of Note 3 that remain unchanged from the originally filed Note 3 included in our Form 10-Q dated June 30, 2011.

4.
In light of the significant impact of your accounting for certain covered loans pursuant to ASC 310-30 on your allowance for such loans and related ratios, in future filings where you present your ratio of allowance to nonperforming loans or nonperforming assets, please provide an alternative measure that excludes the impact of the loans where you applied ASC 310-30.

The Company will comply with previous staff comment in all future filings to ensure that any presentation of the ratio of the allowance to nonperforming loans or nonperforming assets will define an alternative measure that excludes the impact of performing loans where ASC 310-30 has been applied.

{H0702517.1 }

Mark Webb, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
October 5, 2011

5.
As a related matter, please tell us how you complied with the disclosure requirements of ASC 310-30-50 for the loans acquired with deteriorated credit quality or revise future filings to include the required disclosures.

The Company will comply with previous staff comment in all future filings to include the disclosure requirements of ASC 310-30-50 for loans acquired with deteriorated credit quality.  Please see the attached revised June 30, 2011 Note 3 for Loans, presented as an example of how the expanded disclosures will be presented in future filings.  For your convenience, to accentuate the proposed changes, we have shaded the portions of Note 3 that remain unchanged from the originally filed Note 3 included in our Form 10-Q dated June 30, 2011.

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Commission’s request for information.  If there are any questions regarding the foregoing, or if I can be of any assistance to the Commission, please feel free to contact me at 304-525-1600 or via email at brien.chase@pfbiwv.com.  Thank you for your consideration and cooperation.

Very truly yours,

/s/  Brien M. Chase

Brien M. Chase,
Senior Vice President and
Chief Financial Officer

cc:           Thomas J. Murray, Esq.

SAMPLE OF PROPOSED REVISED DISCLOSURES IN FUTURE FILINGS

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  3 - LOANS

Major classifications of loans at June 30, 2011 and December 31, 2010 are summarized as follows:

	2011	2010
Commercial, secured by real estate	$318,666	$319,048
Commercial, other	79,421	82,591
Real estate construction	35,218	48,213
Residential real estate, including home equity	228,735	233,513
Agricultural	2,553	2,564
Consumer	31,321	32,926
Other	8,108	7,109
	$704,022	$725,964

SAMPLE OF PROPOSED REVISED DISCLOSURES IN FUTURE FILINGS

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  3–LOANS - continued

Activity in the allowance for loan losses by portfolio segment for the six months ending June 30, 2011 was as follows:

Loan Class	Balance Dec 31, 2010	Provision for loan losses	Loans charged-off	Recoveries	Balance June 30, 2011

Residential real estate	$2,666	$152	$168	$16	$2,666
Multifamily real estate	252	95	-	2	349
Commercial real estate:
Owner occupied	1,141	(155)	-	2	988
Non owner occupied	1,644	253	261	3	1,639
Commercial and industrial	2,421	2,218	16	8	4,631
Consumer	366	18	60	40	364
All other	1,375	(241)	73	50	1,111
Total	$9,865	$2,340	$578	$121	$11,748

Activity in the allowance for loan losses by portfolio segment for the three months ending    June 30, 2011 was as follows:

Loan Class	Balance March 31, 2011	Provision for loan losses	Loans charged-off	Recoveries	Balance June 30, 2011

Residential real estate	$2,760	$(16)	$88	$10	$2,666
Multifamily real estate	303	44	-	2	349
Commercial real estate:
Owner occupied	1,258	(270)	-	-	988
Non owner occupied	1,896	(14)	245	2	1,639
Commercial and industrial	2,262	2,369	-	-	4,631
Consumer	386	(5)	32	15	364
All other	1,417	(288)	33	15	1,111
Total	$10,282	$1,820	$398	$44	$11,748

Changes in the allowance for loan losses for the three and six months ended June 30, 2010 are as follows:
	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010

Balance, beginning of period	$8,068	$7,569
Gross charge-offs	(378)	(583)
Recoveries	102	235
Provision for loan losses	1,409	1,980
Balance, end of period	$9,201	$9,201

SAMPLE OF PROPOSED REVISED DISCLOSURES IN FUTURE FILINGS

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  3–LOANS - continued

Purchased Loans

As a result of the acquisition Abigail Adams National Bancorp, the Company holds purchased loans for which there was, at the October 1, 2009 acquisition date, evidence of deterioration of credit quality since their origination and it was probable, at acquisition, that all contractually required payments would not be collected.  The carrying amount of those loans is as follows at June 30, 2011 and December 31, 2010.

	2011	2010
Residential Real Estate	$1,543	$1,553
Multifamily Real Estate	3,949	4,742
Commercial Real Estate
Owner Occupied	3,564	4,564
Non owner Occupied	4,556	5,189
Commercial and industrial	664	1,292
All other	10,317	11,519
Total carrying amount	$24,593	$28,859

Carrying amount, net of allowance	$24,593	$28,669

The Company cannot reasonably estimate the cash flows expected to be collected on these loans and therefore has continued to account for these loans using the cost recovery method of income recognition.  As such, no portion of a purchase discount adjustment has been determined to meet the definition of an accretable yield adjustment.  If, in the future, cash flows from the borrower(s) can be reasonably estimated, a portion of the purchase discount would be allocated to an accretable yield adjustment based upon the present value of the future estimated cash flows versus the current carrying value of the loan and the accretable yield portion would be recognized as interest income over the remaining life of the loan. Until such accretable yield can be calculated, under the cost recovery method of income recognition, all payments will be used to reduce the carrying value of the loan and no income will be recognized on the loan until the carrying value is reduced to zero.  Any loan accounted for under the cost recovery method is also still included as a non-accrual loan in the amounts presented in the tables above.

For those purchased loans disclosed above, the Company increased the allowance for loan losses by $451 for the six months ended June 30, 2010 and decreased the allowance for loan losses by $190 for the six months ended June 30, 2011.

SAMPLE OF PROPOSED REVISED DISCLOSURES IN FUTURE FILINGS

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  3–LOANS - continued

Past Due and Non-performing Loans

The following table sets forth information with respect to the Company’s nonperforming loans at June 30, 2011 and December 31, 2010.
	2011	2010
Non-accrual loans	$51,387	$47,131
Accruing loans which are contractually past due 90 days or more	308	414
Restructured loans	350	2,639
Total	$52,045	$50,184

The following table presents the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of June 30, 2011 and December 31, 2010.  The recorded investment in non-accrual loans is less than the principal owed on non-accrual loans due to discounts applied to the carrying value of the loan at time of their acquisition and interest payments made by the borrower which have been used to reduce the recorded investment in the loan rather than recognized as interest income.

June 30, 2011	Principal Owed on Non-accrual Loans	Recorded Investment in Non-accrual Loans	Loans Past Due Over 90 Days, still accruing

Residential real estate	$4,896	$3,768	$195
Multifamily real estate	10,788	8,598	-
Commercial real estate
Owner occupied	13,158	11,143	-
Non owner occupied	9,841	7,710	-
Commercial and industrial	10,452	8,234	76
Consumer	82	80	13
All other	15,961	11,854	24
Total	$65,178	$51,387	$308

December 31, 2010	Principal Owed on Non-accrual Loans	Recorded Investment in Non-accrual Loans	Loans Past Due Over 90 Days, still accruing

Residential real estate	$4,845	$3,764	$80
Multifamily real estate	6,764	4,742	-
Commercial real estate
Owner occupied	12,680	10,493	-
Non owner occupied	14,624	12,081	-
Commercial and industrial	7,939	5,813	319
Consumer	15	15	15
All other	14,805	10,223	-
Total	$61,672	$47,131	$414

SAMPLE OF PROPOSED REVISED DISCLOSURES IN FUTURE FILINGS

 PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  3–LOANS - continued

Nonaccrual loans and impaired loans are defined differently. Some loans may be included in both categories, and some may only be included in one category. Nonaccrual loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following table presents the aging of the recorded investment in past due loans as of      June 30, 2011 by class of loans:
Loan Class	Total Loans	30-89 Days Past Due	Greater than 90 days past due	Total Past Due	Loans Not Past Due

Residential real estate	$228,735	$3,832	$2,551	$6,383	$222,352
Multifamily real estate	37,443	1,434	5,617	7,051	30,392
Commercial real estate:
Owner occupied	107,535	2,410	5,768	8,178	99,357
Non owner occupied	159,244	1,285	3,785	5,070	154,174
Commercial and industrial	79,421	400	7,563	7,963	71,458
Consumer	31,321	428	72	500	30,821
All other	60,323	2,269	11,851	14,120	46,203
Total	$704,022	$12,058	$37,207	$49,265	$654,757

The following table presents the aging of the recorded investment in past due loans as of December 31, 2010 by class of loans:
Loan Class	Total Loans	30-89 Days Past Due	Greater than 90 days past due	Total Past Due	Loans Not Past Due

Residential real estate	$233,513	$5,902	$2,266	$8,168	$225,345
Multifamily real estate	41,037	4,471	2,140	6,611	34,426
Commercial real estate:
Owner occupied	106,924	5,638	5,797	11,435	95,489
Non owner occupied	155,839	1,141	6,907	8,048	147,791
Commercial and industrial	82,591	1,216	5,965	7,181	75,410
Consumer	32,926	395	29	424	32,502
All other	73,134	4,852	10,203	15,055	58,079
Total	$725,964	$23,615	$33,307	$56,922	$669,042

SAMPLE OF PROPOSED REVISED DISCLOSURES IN FUTURE FILINGS

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  3–LOANS - continued

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of June 30, 2011:
	Allowance for Loan Losses				Loan Balances
Loan Class	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Acquired with Deteriorated Credit Quality	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Acquired with Deteriorated Credit Quality	Total

Residential real estate	$119	$2,547	$-	$2,666	$319	$226,873	$1,543	$228,735
Multifamily real estate	2	347	-	349	3,855	29,639	3,949	37,443
Commercial real estate:
Owner occupied	216	772	-	988	8,704	95,267	3,564	107,535
Non-owner occupied	386	1,253	-	1,639	3,474	151,214	4,556	159,244
Commercial and industrial	3,741	890	-	4,631	7,900	70,857	664	79,421
Consumer	22	342	-	364	41	31,280	-	31,321
All other	378	733	-	1,111	2,790	47,216	10,317	60,323
Total	$4,864	$6,884	$-	$11,748	$27,083	$652,346	$24,593	$704,022

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2010:
	Allowance for Loan Losses				Loan Balances
Loan Class	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Acquired with Deteriorated Credit Quality	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Acquired with Deteriorated Credit Quality	Total

Residential real estate	$48	$2,618	$-	$2,666	$207	$231,753	$1,553	$233,513
Multifamily real estate	-	252	-	252	-	36,295	4,742	41,037
Commercial real estate:
Owner occupied	280	861	-	1,141	7,328	95,032	4,564	106,924
Non-owner occupied	429	1,025	190	1,644	7,031	143,619	5,189	155,839
Commercial and industrial	1,389	1,032	-	2,421	5,022	74,047	3,522	82,591
Consumer	23	343	-	366	43	32,883	-	32,926
All other	163	1,212	-	1,375	2,163	61,682	9,289	73,134
Total	$2,332	$7,343	$190	$9,865	$21,794	$675,311	$28,859	$725,964

SAMPLE OF PROPOSED REVISED DISCLOSURES IN FUTURE FILINGS

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  3–LOANS - continued

In the tables below, total individually evaluated impaired loans include certain purchased loans that were acquired with deteriorated credit quality that are still individually evaluated for impairment.

The following table presents loans individually evaluated for impairment by class of loans as of June 30, 2011.  The table includes $23,050 of loans acquired with deteriorated credit quality that are still individually evaluated for impairment.

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:
Residential real estate	$-	$-	$-
Multifamily real estate	9,802	7,722	-
Commercial real estate
Owner occupied	11,514	9,541	-
Non owner occupied	8,329	6,559	-
Commercial and industrial	4,625	3,256	-
All other	12,304	8,202	-
	46,574	35,280	-
With an allowance recorded:
Residential real estate	$319	$319	$119
Multifamily real estate	82	82	2
Commercial real estate
Owner occupied	2,769	2,727	216
Non owner occupied	1,821	1,470	386
Commercial and industrial	6,565	5,308	3,741
Consumer	41	41	22
All other	4,908	4,906	378
	16,505	14,853	4,864
Total	$63,079	$50,133	$4,864

SAMPLE OF PROPOSED REVISED DISCLOSURES IN FUTURE FILINGS

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  3–LOANS - continued

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2010.  The table includes $27,306 of loans acquired with deteriorated credit quality that are still individually evaluated for impairment.

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:
Residential real estate	$207	$10	$-
Multifamily real estate	6,764	4,742	-
Commercial real estate
Owner occupied	10,437	8,720
Non owner occupied	6,338	5,105	-
Commercial and industrial	5,043	3,837	-
All other	13,868	9,289	-
	42,657	31,703	-
With an allowance recorded:
Residential real estate	$197	$197	$48
Commercial real estate
Owner occupied	3,596	3,172	280
Non owner occupied	8,484	7,115	619
Commercial and industrial	5,891	4,707	1,389
Consumer	43	43	23
All other	2,165	2,163	163
	20,376	17,397	2,522
Total	$63,033	$49,100	$2,522

SAMPLE OF PROPOSED REVISED DISCLOSURES IN FUTURE FILINGS

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  3–LOANS - continued

The following table presents the average balance of loans individually evaluated for impairment and interest income recognized on these loans for the six months ended June 30, 2011.  The table includes loans acquired with deteriorated credit quality that are still individually evaluated for impairment.

	Six months ended June 30, 2011
Loan Class	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized

Residential real estate	$281	$84	$93
Multifamily real estate	6,748	16	16
Commercial real estate:
Owner occupied	11,949	25	26
Non-owner occupied	10,147	30	32
Commercial and industrial	8,441	189	192
Consumer	41	4	4
All other	12,865	25	25
Total	$50,472	$373	$388

The following table presents the average balance of loans individually evaluated for impairment and interest income recognized on these loans for the three months ended June 30, 2011.  The table includes loans acquired with deteriorated credit quality that are still individually evaluated for impairment.

	Three months ended June 30, 2011
Loan Class	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized

Residential real estate	$319	$82	$91
Multifamily real estate	7,751	16	16
Commercial real estate:
Owner occupied	11,977	12	12
Non-owner occupied	9,111	23	24
Commercial and industrial	8,390	16	18
Consumer	40	3	3
All other	13,571	19	17
Total	$51,159	$171	$181

SAMPLE OF PROPOSED REVISED DISCLOSURES IN FUTURE FILINGS

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  3–LOANS - continued

Troubled Debt Restructurings

A loan is classified as a troubled debt restructuring ("TDR") when a concession is granted to the borrower that would not have otherwise been considered due to a borrower's financial difficulties. Most of the Company’s TDRs involve a restructuring of loan terms to reduce the payment amount and/or to require only interest for a period prior to maturity. The following table presents TDR’s as of June 30, 2011 and December 31, 2010:

June 30, 2011	TDR’s on Non-accrual	Other TDR’s	Total TDR’s

Residential real estate	$59	$354	$413
Non owner occupied	-	98	98
Commercial and industrial	-	4	4
Consumer	17	5	22
Total	$76	$461	$537

December 31, 2010	TDR’s on Non-accrual	Other TDR’s	Total TDR’s

Residential real estate	$-	$1,078	$1,078
Multifamily real estate	-	-	-
Commercial real estate
Owner occupied	-	365	365
Non owner occupied	-	511	511
Commercial and industrial	-	292	292
Consumer	-	3	3
All other	-	390	390
Total	$-	$2,639	$2,639

At June 30, 2011, $15,000 in specific reserves was allocated to loans that had restructured terms.  At December 31, 2011 $5,000 in specific reserves was allocated to loans that had restructured terms.

SAMPLE OF PROPOSED REVISED DISCLOSURES IN FUTURE FILINGS

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  3–LOANS - continued

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as:  current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors.  The Company analyzes loans individually by classifying the loans as to credit risk.  This analysis includes non-homogeneous loans, such as commercial and commercial real estate loans.  This analysis is performed on a monthly basis.  The Company uses the following definitions for risk ratings:

Special Mention.  Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard.  Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful.  Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.

SAMPLE OF PROPOSED REVISED DISCLOSURES IN FUTURE FILINGS

PREMIER FINANCIAL BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED, DOLLARS IN TABLES IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE  3–LOANS - continued

As of June 30, 2011, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

Loan Class	Pass	Special Mention	Substandard	Doubtful	Total Loans

Residential real estate	$206,445	$10,007	$11,964	$319	$228,735
Multifamily real estate	21,376	6,489	9,578	-	37,443
Commercial real estate:
Owner occupied	81,722	7,420	18,002	391	107,535
Non-owner occupied	140,765	4,852	13,627	-	159,244
Commercial and industrial	58,877	11,873	8,611	60	79,421
Consumer	30,872	331	77	41	31,321
All other	44,047	2,939	12,764	573	60,323
Total	$584,104	$43,911	$74,623	$1,384	$704,022

As of December 31, 2010, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

Loan Class	Pass	Special Mention	Substandard	Doubtful	Total Loans

Residential real estate	$210,519	$13,696	$9,091	$207	$233,513
Multifamily real estate	24,231	5,955	10,851	-	41,037
Commercial real estate:
Owner occupied	79,147	11,024	16,373	380	106,924
Non-owner occupied	136,019	3,086	16,734	-	155,839
Commercial and industrial	56,842	17,112	8,524	113	82,591
Consumer	32,537	233	113	43	32,926
All other	57,106	4,336	11,119	573	73,134
Total	$596,401	$55,442	$72,805	$1,316	$725,964